August 23, 2010

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Teekay Corporation Form 20-F: For the Fiscal Year Ended December 31, 2009 File No. 001-12874
Dear Ms. Shenk:

Following our July 21, 2010 telephone conversation with Patrick Kuhn, who granted us an extension to respond by August 27, 2010, we have reviewed your letter to us of July 20, 2010 setting forth staff comments on the Teekay Corporation (“Teekay” or the “Company”) Form 20-F for the fiscal year ended December 31, 2009. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed.

Results of Operations, page 33
1.
Please revise future filings to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, you state that the decrease in FSO segment revenue was due (in part) to a decrease in the recovery of certain Norwegian environmental taxes from customers partially offset by an increase due to reduced customer performance claims paid under the terms of charter party agreements, but you do not provide any qualitative analysis that explains to investors what specifically caused the changes in these underlying factors. Provide us with a copy of your intended revised disclosure.

Response to Comment No. 1:
We will revise future filings to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. Attached as Exhibit A is a copy of the requested revised disclosure, which provides additional disclosure about factors affecting certain variances that may be less apparent on their face. In preparing the revised disclosure, we have considered guidance in Section IV.B.2 of FR-72, which indicates that “the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information”.

Liquidity and Capital Resources, page 51
2.
With respect to cash provided by operating activities, you state that operating cash flow decreased primarily due to a decrease in net revenue from vessel operations. For a company with the size and breadth as yours, we do not believe that this disclosure adequately discusses and analyzes your operating cash flows sufficient to provide your investors with the depth of understanding and knowledge necessary to evaluate your operating cash flows. In this regard, please disclose in future filings the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reporting in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Please provide us with a copy of your intended revised disclosure.

Response to Comment No. 2:
We will disclose in future filings the material factors that impact the comparability of operating cash flows in terms of cash. Attached as Exhibit B is a copy of our intended revised disclosure.
* * * * *
In connection with responding to the staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you want to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
cc:	David Matheson (Perkins Coie LLP) Gary Miller (Ernst & Young LLP) Eileen Mercier (Audit Committee Chair)

EXHIBIT A
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. Please read Item 18 — Financial Statements: Note 2 — Segment Reporting.
Year Ended December 31, 2009 versus Year Ended December 31, 2008
Shuttle Tanker and FSO Segment
Our shuttle tanker and FSO segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at December 31, 2009. Please read Item 18 — Financial Statements: Note 16 — Commitments and Contingencies. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. Spot rates during 2009 have experienced significant declines compared to 2008 as a result of the contraction in the global economy.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	583,320	705,461	(17.3)
Voyage expenses	86,499	171,599	(49.6)

Net revenues	496,821	533,862	(6.9)
Vessel operating expenses	170,312	173,067	(1.6)
Time-charter hire expense	113,786	134,100	(15.1)
Depreciation and amortization	122,630	117,198	4.6
General and administrative (1)	54,074	56,831	(4.9)
Loss (gain) on sale of vessels and equipment, net of write-downs	1,902	(3,771)	(150.4)
Restructuring charge	7,032	10,645	(33.9)

Income from vessel operations	27,085	45,792	(40.9)

Calendar-Ship-Days
Owned Vessels	10,950	10,463	4.7
Chartered-in Vessels	2,727	3,765	(27.6)

Total	13,677	14,228	(3.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased during 2009 compared to 2008. This was primarily the due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues decreased to $496.8 million for 2009, from $533.9 million for 2008, primarily due to:
•
a decrease of $54.9 million due to fewer revenue days from our shuttle tankers ~~servicing contracts of affreightment and from trading~~due to declining oil production at mature oil fields in the ~~conventional spot market, and lower spot rates achieved~~North Sea and the impact on revenue generated by our shuttle tankers operating in the conventional ~~spot~~tanker market from reduced demand for conventional crude transportation, compared to the same period last year;

•	a decrease from our FSO units of $2.9 million primarily due to unfavorable exchange rates compared to the prior period;
•	a decrease of $2.5 million from the Navion Saga being offhire for 43 days in 2009 due to a scheduled drydock;
•
a decrease of $1.8 million due to a ~~decrease in the recovery~~ 2008 agreement with certain of our customers that enabled us to recover certain Norwegian environmental taxes ~~from our customers~~relating to prior periods; and

•
a decrease of $1.5 million from a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field~~s~~ in the North Sea, that ~~are~~is serviced by certain shuttle tankers on contracts of affreightment;

partially offset by
•	an increase of $14.1 million for 2009 due to rate increases on certain contracts of affreightment, partially offset by rate decreases in certain time-charter and bareboat contracts;
•
an increase of $5.3 million primarily due to ~~reduced~~ lower bunker prices and daily bunker consumption in 2009 as compared to the same period last year, partially offset by a net increase in non-reimbursable bunker costs resulting primarily from ~~decreased voyage~~increased idle days in 2009, as compared to the same period last year;

•
an increase of $3.5 million due to a decrease in the number of offhire days resulting from scheduled drydockings primarily in the time-chartered fleet, and ~~unexpected repairs~~unplanned repair projects compared to the same period~~s~~ last year; and

•
an increase of $3.5 million due to ~~reduced~~a reduction in customer performance claims paid in 2009 ~~under the terms of charter party agreements~~ compared to ~~2008.~~last year. Certain of our charter agreements contain speed and performance standards that must be met. In 2009, we initiated certain technical and commercial actions with the goal of reducing such claims.

Vessel Operating Expenses. Vessel operating expenses decreased to $170.3 million for 2009, from $173.1 million for 2008, primarily due to:
•	a decrease of $2.9 million in repairs and maintenance costs performed for certain vessels in 2009 as compared to last year;
•	a decrease of $1.1 million ~~primarily~~ due to a reduction in costs for unplanned repair projects ~~during~~in 2009 ~~as~~ compared to last year;
•	a decrease of $0.8 million in crew and manning costs as compared to last year, resulting primarily from cost savings initiatives that began in 2009; and
•	a decrease of $0.6 million in FSO unit operating expenses of primarily due to the offhire of one vessel in the third quarter of 2009;
partially offset by
•
an increase of $3.6 million due to an increase in the number of vessels drydocked, and ~~the consumption~~costs related to services, spares and ~~use of~~ consumables~~, lube oil, and freight~~ during 2009. Certain repair and maintenance items are more efficient to complete while the vessel is in drydock. Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels drydocked.

Time-Charter Hire Expense. Time-charter hire expense decreased to $113.8 million for 2009, from $134.1 million for 2008, primarily due to ~~a decrease in the number of chartered-in vessels.~~the redelivery of vessels whose in-charter contracts expired during 2009. Our in-chartered shuttle tankers service contracts in the North Sea. A reduction of in-chartered vessels generally reflects a reduction in demand due to a decline in North Sea oil production.
Depreciation and Amortization. Depreciation and amortization expense increased to $122.6 million for 2009, from $117.2 million for 2008, primarily due to higher amortization expense relating to capitalized drydock and vessel upgrade costs for certain of our shuttle tankers, partially offset by lower amortization on our FSO units.
(Loss) Gain on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment for 2009 of $1.9 million was primarily due to a write-down of certain offshore vessel equipment.
Restructuring Charges. During the year ended December 31, 2009, we incurred restructuring charges of $7.0 million relating to costs incurred for the reflagging of certain vessels, the closure of one of our offices in Norway, and global staffing changes.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	390,576	383,752	1.8
Vessel operating expenses	197,480	216,998	(9.0)
Depreciation and amortization	102,316	91,734	11.5
General and administrative (1)	37,652	50,918	(26.1)
Goodwill impairment charge	—	334,165	(100.0)
Loss on sale of vessels and equipment, net of write-downs	—	12,019	(100.0)

Income (loss) from vessel operations	53,128	(322,082)	(116.5)

Calendar-Ship-Days
Owned Vessels	3,101	3,205	(3.2)

Total	3,101	3,205	(3.2)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our FPSO segment (including vessels chartered-in) decreased during 2009 compared to 2008. This was the result of one shuttle tanker that was converted to an FSO unit and transferred to the shuttle tanker and FSO segment in the fourth quarter of 2009.
Revenues. Revenues increased to $390.6 million for 2009, from $383.8 million for 2008, primarily due to:
•
an increase of $5.7 million, primarily from the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery) and the Petrojarl Varg FPSO unit commencing a new four-year fixed-rate contract extension with Talisman Energy beginning in the third quarter of 2009, partially offset by lower revenues in other FPSO units due to lower oil production compared to the prior periods and the conversion of a shuttle tanker to an FSO unit; and

•
an increase of $1.1 million, from the amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2009 was $67.7 million (2008 — $66.6 million). Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses decreased to $197.5 million for 2009, from $217.0 million for 2008, primarily due to:
•	a decrease of $18.2 million from decreases in service costs due to the timing of certain projects, cost saving initiatives, and the strengthening of the U.S. Dollar against the Norwegian Kroner; and

•	a decrease of $1.3 million from lower insurance charges.
Depreciation and Amortization. Depreciation and amortization expense increased to $102.3 million for 2009, from $91.7 million for 2008, primarily due to:
•	an increase of $5.6 million from the finalization of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and

•	an increase of $5.0 million from the FPSO Delivery.
Loss on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment — net of write-downs for 2009 was nil compared to the $12.0 million impairment write-down of a 1986-built shuttle tanker in the prior year.
Goodwill Impairment Charge. There was no goodwill impairment charge in 2009. In the prior year, management concluded that the carrying value exceeded the fair value of goodwill by $334.2 million in the FPSO segment as of December 31, 2008, and as a result this amount was recognized as an impairment loss in our consolidated statements of income (loss). The decline in fair value, and resulting goodwill impairment, was substantially the result of downward revisions in our growth projections, caused by the declining price of oil and the global economic slowdown. Also contributing to the impairment was the impact from deteriorating credit markets on our cost of capital assumptions used in our fair value calculations. Please read Item 18 — Financial Statements: Note 6 — Goodwill, Intangible Assets and In-Process Revenue Contracts.
Liquefied Gas Segment
Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. We accepted delivery of two new LNG carriers between November 2008 and March 2009, and two new LPG carriers between April 2009 and November 2009. At December 31, 2009, we had one LPG carrier under construction and scheduled for delivery in June 2010. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multi-gas carriers under construction are both scheduled for delivery in 2011. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 18 — Financial Statements: Note 16(a) — Commitments and Contingencies — Vessels Under Construction and Note 16(b) — Commitments and Contingencies — Joint Ventures.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	246,472	221,930	11.1
Voyage expenses	1,018	1,009	0.9

Net revenues	245,454	220,921	11.1
Vessel operating expenses	49,466	48,185	2.7
Depreciation and amortization	59,868	58,371	2.6
General and administrative (1)	21,245	23,072	(7.9)
Restructuring charge	4,177	634	558.8

Income from vessel operations	110,698	90,659	22.1

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	4,637	3,701	25.3

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The increase in the average fleet size of our liquefied gas segment from 2008 to 2009 was primarily due to the delivery of two new LNG carriers in November 2008 and March 2009, respectively (collectively the Tangguh LNG Deliveries) and the delivery of two new LPG carriers in April 2009 and November 2009 respectively (collectively the LPG Deliveries).
Net Revenues. Net revenues increased to $245.4 million for 2009, from $220.9 million for 2008, primarily due to:
•	an increase of $35.6 million due to the commencement of the time-charters from the Tangguh LNG Deliveries and the LPG Deliveries;
•	an increase of $3.0 million due to the Catalunya Spirit being off-hire for 34.3 days during 2008 ~~for repairs~~, which primarily relates to a scheduled drydock; and
•	an increase of $1.0 million due to the Polar Spirit being off-hire for 18.5 days during 2008 for a scheduled drydock;
partially offset by
•
a decrease of $6.9 million due to lower ~~net~~ revenues from the Arctic Spirit as a result of ~~a decrease in~~ the re-deployment of the vessel on a new time-charter contract in 2009 at a lower daily rate than the previous contract it was servicing;

•	a decrease of $3.8 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year;
•	a decrease of $2.1 million due to the Madrid Spirit being off-hire for 25.2 days during the third quarter of 2009 for a scheduled drydock; and
•	a decrease of $1.8 million due to the Galicia Spirit being off-hire for 27.6 days during the third quarter of 2009 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses increased to $49.5 million for 2009, from $48.2 million for 2008, primarily due to:
•	an increase of $6.0 million from the Tangguh LNG Deliveries;
partially offset by
•	a decrease of $~~4.1~~2.8 million relating to lower crew manning, insurance, ~~and~~ repairs and maintenance costs; ~~and~~
•	a decrease of $1.3 million due to service costs associated with the Dania Spirit being off-hire for 15.5 days during 2008 for a scheduled drydock; and
•
a decrease of $0.8 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization increased to $59.9 million in 2009, from $58.4 million in 2008, primarily due to:
•	an increase of $1.1 million from the delivery of the Tangguh Sago in March 2009 prior to the commencement of the time-charter contract in May 2009 accounted for as a direct financing lease;
•	an increase of $1.0 million from the LPG Deliveries;
•	an increase of $0.2 million due to the amortization of costs associated with vessel cost expenditures during 2008; and
•	an increase of $0.2 million relating to the amortization of drydock expenditures incurred during 2009;
partially offset by
•	a decrease of $1.3 million due to revised depreciation estimates for certain of our vessels.

Restructuring Charges. During 2009, we incurred restructuring charges of $4.2 million relating to costs incurred for global staffing and office changes.
Conventional Tankers Segment
a) Fixed-Rate Tanker Segment
Our fixed-rate tanker segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on long-term, fixed-rate time charters.
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	297,385	265,849	11.9
Voyage expenses	5,505	5,010	9.9

Net revenues	291,880	260,839	11.9
Vessel operating expenses	80,285	68,065	18.0
Time-charter hire expense	44,026	43,048	2.3
Depreciation and amortization	59,610	44,578	33.7
General and administrative (1)	27,949	20,740	34.8
Loss on sale of vessels and equipment, net of write-downs	14,044	14,149	—
Restructuring charge	1,044	1,991	(47.6)

Income from vessel operations	64,922	68,268	(4.9)

Calendar-Ship-Days
Owned Vessels	9,143	6,824	34.0
Chartered-in Vessels	2,068	2,363	(12.5)

Total	11,211	9,187	22.0

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased in 2009 compared to 2008. This increase was primarily the result of:
•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers);
•	the delivery of two new Suezmax tankers in June 2009 (collectively, the Suezmax Deliveries);
•	the transfer of one Suezmax tanker from the spot tanker segment in November 2009 (the Suezmax Transfer);
•	the purchase of a product tanker which commenced a 10-year fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. during September 2009; and
•	the transfer of six Aframax tankers, on a net basis, from the spot tanker segment in 2008 and 2009 upon commencement of long-term time-charters (the Aframax Transfers).
The Aframax Transfers consist of the transfer of six owned vessels and one chartered-in vessel from the spot tanker segment, and the transfer of one chartered-in vessel to the spot tanker segment. The effect of the transaction is to increase the fixed tanker segment’s net revenues, time-charter expenses, vessel operating expenses, and depreciation and amortization expenses.
Net Revenues. Net revenues increased to $291.9 million for 2009, from $260.8 million for 2008, primarily due to:
•	an increase of $31.3 million from the Aframax Transfers;

•	an increase of $12.8 million from the Suezmax Deliveries;

•	an increase of $4.1 million from the purchase of the new product tanker;
•	an increase of $2.8 million from the Product Tanker Transfers;

•	an increase of $1.9 million from the Suezmax Transfer;

•	an increase of $1.4 million from the Aframax Deliveries; and

•	an increase of $1.0 million as two of our Suezmax tankers were off-hire for 48 days for scheduled drydockings during 2008;
partially offset by
•
a decrease of $16.2 million from decreased revenues earned by the Teide Spirit and the Toledo Spirit (the time charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts); and

•
a decrease of $6.3 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of the capital lease for these vessels, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net (loss) income).

Vessel Operating Expenses. Vessel operating expenses increased to $80.3 million for 2009, from $68.1 million for 2008, primarily due to:
•	an increase of $9.6 million from the Aframax Transfers;

•	an increase of $2.5 million from the Suezmax Deliveries;

•	an increase of $2.3 million from the purchase of the new product tanker;

•	an increase of $1.4 million from the Product Tanker Transfers; and

•	an increase of $0.7 million from the Suezmax Transfer;
partially offset by
•	a decrease of $2.2 million due to the sale of a product tanker in the fourth quarter of 2009;
•	a decrease of $0.9 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and
•	a decrease of $0.2 million relating to lower crew manning, insurance, and repairs and maintenance costs.
Time-Charter Hire Expense. Time-charter hire expense increased to $44.0 million for 2009, compared to $43.0 million for 2008, primarily due to an increase in the average time-charter hire rates, partially offset by a decrease in the number of in-chartered Aframax vessel days.
Depreciation and Amortization. Depreciation and amortization expense increased to $59.6 million for 2009, from $44.6 million for 2008, primarily due to the Aframax Transfers, Suezmax Deliveries, Product Tanker Transfers, and an increase in capitalized drydocking expenditures being amortized.
Loss on Sale of Vessels and Equipment — Net of Write-downs. Loss on sale of vessels and equipment for 2009, primarily relates to an impairment write-down taken on one of our older fixed-rate vessels which was sold in the fourth quarter of 2009 and a write-down of intangible assets related to a vessel purchase option that we elected not to exercise.
Restructuring Charges. During 2009, we incurred restructuring charges of $1.0 million relating to costs incurred for global staffing changes.
b) Spot Tanker Segment

Our spot tanker segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker segment. We accepted delivery of five new Suezmax tankers in 2009, which are included in our spot tanker segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Twelve Months Ended
	December 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	% Change

Revenues	654,296	1,652,451	(60.4)
Voyage expenses	201,069	580,770	(65.4)

Net revenues	453,227	1,071,681	(57.7)
Vessel operating expenses	104,574	133,633	(21.7)
Time-charter hire expense	271,509	434,941	(37.6)
Depreciation and amortization	92,752	106,921	(13.3)
General and administrative (1)	71,563	89,009	(19.6)
Gain on sale of vessels and equipment, net of write-downs	(3,317)	(72,664)	(95.4)
Restructuring charge	2,191	2,359	(7.1)

(Loss) income from vessel operations	(86,045)	377,482	(122.8)

Calendar-Ship-Days
Owned Vessels	11,802	13,623	(13.4)
Chartered-in Vessels	10,334	17,647	(41.4)

Total	22,136	31,270	(29.2)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative.

The number of calendar days for our spot tanker fleet decreased from 31,270 in 2008 to 22,136 in 2009, primarily due to:
•	the transfer of two product tankers in April 2008 to the fixed tanker segment (or the Spot Product Tanker Transfers);
•	the transfer of four Aframax tankers in November 2008 and two Aframax tankers in September 2009 to the fixed tanker segment (or the Spot Aframax Tanker Transfers);
•	the sale of seven product tankers between March 2008 and May 2009 (or the Spot Product Tanker Sales);
•	the sale of one Suezmax tanker in November 2008 (or the Suezmax Tanker Sale) and one Aframax tanker in November 2009;
•
a net decrease in the number of chartered-in vessels, primarily from the sale of our 50% interest in the Swift Product Tanker Pool in November 2008, which included our interest in ten in-chartered intermediate product tankers; and

•	the transfer of one Suezmax tanker in November 2009 to the fixed tanker segment;
partially offset by
•	the delivery of seven new Suezmax tankers between May 2008 and December 2009 (or the Suezmax Deliveries); and
•	the delivery of one large product tanker in October 2008.
In addition, during February 2009, we sold and leased back one older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.
Tanker Market and TCE Rates
During the latter part of the fourth quarter of 2009, spot tanker rates recovered from the multi-year low rates of the previous quarter as a result of increased global oil demand, rising supply from both Organization of the Petroleum Exporting Nations (or OPEC) and non-OPEC sources, seasonal factors such as weather related vessel delays and an increase in floating storage volumes. Spot tanker rates remained strong during the first few weeks of 2010 largely due to severe winter weather conditions in the Northern Hemisphere which led to an increase in oil demand and caused weather-related delays. Subsequently, spot tanker rates have softened in late January and early February 2010 due to easing seasonal factors and an increase in available fleet capacity as a result of a reduction in global floating storage volumes.
In an update to its World Economic Outlook released in January 2010, the International Monetary Fund (or IMF) raised its global gross domestic product (or GDP) growth forecast for 2010 to 3.9% from 3.1%. The upward adjustment is a result of indications of a stronger and faster recovery of the global economy than was previously anticipated. The International Energy Agency (or IEA) has forecast that global oil demand in 2010 will average 86.5 million barrels per day (mb/d) in 2010 which represents a 1.6 million mb/d (or 1.8%) increase from 2009 when global oil demand contracted by 1.5% compared to 2008.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2009, 2008 and 2007 and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Year Ended
	December 31, 2009			December 31, 2008			December 31, 2007
	Net		TCE	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	77,634	3,477	22,328	121,393	2,111	57,505	52,697	1,496	35,225
Aframax Tankers	190,366	11,044	17,237	609,150	15,072	40,416	342,989	11,681	29,363
Large/Medium Product Tankers	45,645	2,661	17,153	149,842	4,396	34,086	98,194	3,746	26,213
Small Product Tankers	—	—	—	44,008	3,172	13,874	51,811	3,596	14,408

Time-Charter Fleet (1)
Suezmax Tankers	62,608	1,818	34,438	85,674	2,762	31,019	47,584	1,666	28,562
Aframax Tankers	59,823	1,863	32,111	39,900	1,224	32,598	5,734	183	31,334
Large/Medium Product Tankers	21,474	965	22,253	52,893	1,971	26,835	42,483	1,638	25,935

Other (2)	(4,323)			(31,179)			(19,802)

Totals	453,227	21,828	20,764	1,071,681	30,708	34,899	621,690	24,006	25,897

(1)
Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment with a duration of less than 1 year and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment with a duration of between 1-3 years.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and cost of fuel while offhire.
Spot tanker rates declined significantly in 2009 compared to 2008. These declines were the result of a reduction in global oil demand that was caused by a slowdown in global economic activity that began in the latter part of 2008. Partially in response to these changes, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.
Net Revenues. Net revenues decreased to $453.2 million for 2009, from $1.07 billion for 2008, primarily due to:
•	a decrease of $384.0 million primarily from decreases in our average TCE rate during 2009 compared to the same period~~s~~ in 2008 due to spot tanker market weakness compared to the prior year;

•
a decrease of $146.0 million from a net decrease in the number of chartered-in vessels, excluding small product tankers discussed below, as we continued to reduce our exposure to the spot tanker market;

•	a decrease of $68.1 million from the Spot Aframax Transfers and Spot Product Tanker Transfers;

•	a decrease of $44.0 million from a net decrease in the number of chartered-in small product tankers primarily due to the sale of our interest in the Swift Tanker Pool in November 2008;

•	a decrease of $26.7 million from the Spot Product Tanker Sales; and

•	a decrease of $6.8 million from the Suezmax Tanker Sale;
partially offset by
•	an increase of $31.3 million from a change in the number of days our vessels were off-hire during 2009 due to regularly scheduled maintenance compared to 2008;

•	an increase of $18.4 million from the Suezmax Deliveries; and

•	an increase of $7.5 million from the delivery of one large product tanker.
Vessel Operating Expenses. Vessel operating expenses decreased to $104.6 million for 2009, from $133.6 million for 2008, primarily due to:
•
a decrease of $17.1 million from lower crew manning~~, repairs~~ costs, due to the positive impact of foreign currency exchange rate fluctuations, a reduction in the number of crew on some vessels, as well as lower repair, maintenance, and ~~consumables costs;~~ consumable costs resulting from the review and renegotiation of several key supplier contracts during 2009;

•	a decrease of $12.0 million from the Spot Aframax Tanker Transfers; and

•	a decrease of $10.2 million from the Spot Product Tanker Sales;

partially offset by
•	an increase of $10.2 million from the Suezmax Deliveries; and
•	an increase of $1.8 million from the product tanker that delivered in October 2008.
Time-Charter Hire Expense. Time-charter hire expense decreased to $271.5 million for 2009, from $435.0 million for 2008, primarily due to:
•	a decrease of $124.7 million primarily from the decrease in the number of chartered-in vessels compared to the same period last year; and
•	a decrease of $38.8 million from a decrease in the number of chartered-in small product tankers from the sale of the Swift Tanker Pool in November 2008.
Depreciation and Amortization. Depreciation and amortization expense decreased to $92.8 million for 2009, from $106.9 million for 2008, primarily due to:
•	a decrease of $9.0 from the amortization of a non-compete agreement in the prior year, which was fully amortized by the end of 2008;

•	a decrease of $6.9, from the Spot Aframax Tanker Transfers;

•	a decrease of $5.7 million from the Spot Product Tanker Sales;

•	a decrease of $1.9 million from the sale of an Aframax tanker in November 2009, which was written-down to fair value in the third quarter of 2009;

•	a decrease of $1.2 million from the Spot Product Tanker Transfers; and

•	a decrease of $1.1 million from the Suezmax Tanker Sale;
partially offset by
•	an increase of $13.9 million from the Suezmax Tanker Deliveries and the delivery of one new product tanker in October 2008.
Gain on Sale of Vessels and Equipment — Net of Write-downs. The gain on sale of vessels and equipment, net of write-downs for 2009 is primarily due to gains realized on the disposal of two product tankers during the second quarter of 2009, partially offset by certain write-downs. The write-downs were related to two older vessels that were written-down to their fair value and the write-down of intangible assets related to vessel purchase and contract extension options that we elected not to exercise.

Restructuring Charges. During 2009, we incurred restructuring charges of $2.2 million relating to costs incurred for global staffing changes.

Other Operating Results

The following table compares our other operating results for 2009 and 2008.

	Twelve Months Ended
	December
(in thousands of U.S. dollars, except percentages)	2009	2008	% Change

General and administrative	(212,483)	(240,570)	(11.7)
Interest expense	(141,448)	(290,933)	(51.4)
Interest income	19,999	97,111	(79.4)
Realized and unrealized gains (losses) on non-designated derivative instruments	140,046	(567,074)	(124.7)
Foreign exchange (loss) gain	(20,922)	24,727	(184.6)
Equity income (loss) from joint ventures	52,242	(36,085)	(244.8)
Income tax (expense) recovery	(22,889)	56,176	(140.7)
Other income (loss)	12,961	(3,935)	(429.4)
General and Administrative Expenses. General and administrative expenses decreased to $212.5 million for 2009, from $240.6 million for 2008, primarily due to:
•	a decrease of $30.9 million in compensation for shore-based employees and other personnel expenses primarily due to decreases in headcount and performance-based compensation costs;

•	a decrease of $15.7 million in corporate-related expenses;

•	a decrease of $8.7 million from lower travel costs; and
•	a decrease of $3.4 million relating to timing of seafarer training initiatives and lower crew training activity;
partially offset by
•
an increase of $30.4 million as there was a recovery recorded in the third quarter of 2008 relating to the reversal of accruals associated with our equity-based compensation and long-term incentive program for management, primarily due to a significant decline in our share price.

During 2009, we initiated a company-wide review of our general and administrative expenses. We implemented various cost reduction initiatives, including the elimination of certain shore-based positions and the relocation of shore-based positions to lower cost jurisdictions. These initiatives, as well as a reduction in business development activities, also resulted in decreases in corporate-related expenses and travel costs compared to the prior year.
Interest Expense. Interest expense decreased to $141.4 million for 2009, from $290.9 million for 2008, primarily due to:
•
a decrease of $95.2 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decrease in interest rates relating to long-term debt, which is explained in further detail below;

•
a decrease of $35.1 million as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008 (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•
a decrease of $15.4 million from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $4.7 million from declining interest rates on our five Suezmax tanker capital lease obligations; and
•	a decrease of $1.6 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year;
partially offset by
•	an increase of $2.5 million relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in 2008 while the LNG carriers were under construction.
The debt repayments under long-term revolving credit facilities that contributed to our decreased interest expense were primarily funded with net proceeds from the issuance of equity securities by our publicly-listed subsidiaries and from the sale of assets to third parties. When one of our publicly-listed subsidiaries acquires an asset from Teekay Corporation, a significant portion of the acquisition typically has been financed through the issuance to the public of equity securities by the subsidiary. To the extent that there are no immediate investment opportunities, the proceeds from the issuance of these equity offerings and from the sale of assets to third parties generally have been applied towards debt reduction. Please read Item 4 — “Information on the Company — Overview.”
Realized and unrealized loss of $702.4 million relating to interest rate swaps for the year ended December 31, 2008, was reclassified from interest expense to realized and unrealized gain (loss) on non-designated derivative instruments to conform to the presentation adopted in the current period.
Interest Income. Interest income decreased to $20.0 million for 2009, compared to $97.1 million for 2008, primarily due to:
•
a decrease of $33.5 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments repaid on December 31, 2008, when the external debt was novated to the RasGas 3 Joint Venture;

•	a decrease of $29.5 million primarily relating to lower interest rates on our bank account balances compared to the same periods last year;
•
a decrease of $13.4 million due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 18 — Financial Statements: Note 10 — Capital Leases and Restricted Cash);

•	a decrease of $0.4 million due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and
•	a decrease of $0.3 million primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.
Realized and unrealized gain of $176.6 million relating to interest rate swaps for the year ended December 31, 2008, was reclassified from interest income to realized and unrealized gain (loss) on non-designated derivative instruments to conform to the presentation adopted in the current period.

Realized and Unrealized Gains (Losses) on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivatives was $140.0 million for the year ended December 31, 2009, compared to net realized and unrealized losses on non-designated derivatives of $567.1 million for the same period last year, as detailed in the table below:

	Year Ended
	December 31,
(in thousands of U.S. Dollars)	2009	2008

Realized (losses) gains relating to:
Interest rate swaps	(127,936)	(39,949)
Foreign currency forward contracts	(8,984)	34,990
Bunkers, forward freight agreements (FFAs) and other	(1,293)	(32,971)

	(138,213)	(37,930)

Unrealized gains (losses) relating to:
Interest rate swaps	258,710	(487,546)
Foreign currency forward contracts	14,797	(45,728)
Bunkers, FFAs and other	4,752	4,130

	278,259	(529,144)

Total realized and unrealized gains (losses) on non-designated derivative instruments	140,046	(567,074)

Foreign Exchange (Losses) Gains. Foreign exchange (loss) gain was a loss of $(20.9) million for 2009, compared to a gain of $24.7 million for 2008. The changes in our foreign exchange (losses) gains are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity Income (Loss) from Joint Ventures. Equity income (loss) from joint ventures was $52.2 million for the year ended December 31, 2009, compared to $(36.1) million last year. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008. $32.4 million of the equity income relates to our share of unrealized gains on interest rate swaps for 2009, compared to unrealized losses on interest rate swaps of $33.0 million included in equity loss for 2008.
Income Tax (Expense) Recovery. Income tax expense was $22.9 million for 2009, compared to a recovery of $56.2 million for 2008. The increase to income tax expense of $79.1 million for the year ended December 31, 2009, was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for 2009.
Other (Loss) Income. Other income of $13.0 million for 2009 was primarily comprised of leasing income of $6.9 million from our volatile organic compound emissions equipment and $3.8 million from amortization of option fees, partially offset by a loss on bond redemption of $0.6 million.
Net Income (Loss). As a result of the foregoing factors, ~~the~~ we generated net income of $209.8 million for 2009, compared to a net loss of $459.9 million for 2008.

EXHIBIT B
LIQUIDITY AND CAPITAL RESOURCES
Operating Cash Flows
~~Net cash flow from operating activities decreased to $368.2 million for the year ended December 31, 2009, from $523.6 million for the year ended December 31, 2008, primarily due to a decrease in~~Our net ~~revenue from vessel operations. Net~~ cash flow from operating activities ~~depends on the~~ fluctuates primarily as a result of tanker utilization and ~~spot market hire~~TCE rates, changes in interest rates, fluctuations in working capital balances, timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. ~~The number of vessel drydockings tends to be uneven between years.~~Our exposure to the spot tanker market contributes significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slowdown in global economic activity that began in the latter part of 2008.
Net cash flow from operating activities decreased to $368.2 million for the year ended December 31, 2009, from $523.6 million for the year ended December 31, 2008. This decrease was primarily due to a reduction in the net cash flow generated by our spot tanker segment caused by a decrease in the average TCE rate earned by the vessels in our spot tanker segment during 2009 compared to 2008 and a reduction in the size of our spot tanker segment fleet. The decrease in net cash flow from operating activities from our spot tanker segment was partially offset by an increase in net operating cash flow from our other three segments, a decrease in interest expense paid due to a reduction in the outstanding balances on our revolving credit facilities and lower interest rates, a decrease in drydocking expenditures due to the timing of scheduled vessel drydocks and a reduction in general and administrative expenses from cost management initiatives implemented during 2009.
The results of our spot tanker segment, liquefied gas segment, FPSO segment and shuttle tanker and FSO segment, and the reduction in interest costs and general and administrative expenses are explained in further detail in “ —Results of Operations”. Our current financial resources, together with cash anticipated to be generated from operations, are expected to be adequate to meet requirements in the next year.